

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 22, 2010

By facsimile to (561) 627-8768 and U.S. Mail

Mr. Steven E. Nielsen
President and Chief Executive Officer
Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, Florida 33408

Re: Dycom Industries, Inc.
Annual Report on Form 10-K for the fiscal year ended July 25, 2009
Definitive Proxy Statement on Schedule 14A filed October 27, 2009
File No. 1-10613

Dear Mr. Nielsen:

We have reviewed the filings referenced above and have the following comments. Where indicated, we think that you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K

General

1. It appears that you have registered series A preferred stock purchase rights under Section 12(b) of the Exchange Act. In this regard, we note your Form 8-A filed on April 6, 2001. In future filings, please revise the cover page of the Form 10-K to identify these securities as having been registered under Section 12(b).

Disclosure Controls and Procedures, page 79

2.   We note the disclosure that Dycom Industries' principal executive officer and principal financial officer have concluded that its disclosure controls and procedures are effective "in providing reasonable assurance that information…is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission." This description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because it does not indicate that Dycom Industries' principal executive officer and principal financial officer have concluded that its disclosure controls and procedures are effective in ensuring that information required to be disclosed is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Please confirm this to us and revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective. Please also comply with this comment with respect to the disclosure under "Item 4. Controls and Procedures" on page 41 of your Form 10-Q for the quarter ended October 24 2009.

Management's Report on Internal Control over Financial Reporting, page 79

3.   In future filings, please provide the disclosure required by Item 308(a)(4) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 82

4.   We note the credit agreement filed as exhibit 10.18 and the first amendment to credit agreement filed as exhibit 10.20. The schedules to the credit agreement and the first amendment to credit agreement do not appear to have been filed on EDGAR. Please advise or file complete copies of these agreements, including all schedules, with your next Exchange Act periodic report.

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Executive Compensation, page 13

Role of Consultants and Market Review, page 15

5.   We note the disclosure in the last paragraph regarding the percentiles as compared to the peer group. In future filings, please revise to disclose for each named executive officer the actual percentile for total compensation and each element of compensation. Please show us what your revisions will look like.

Annual Incentive Plan – Chief Executive Officer and Chief Operating Officer, page 19

6.   We note the disclosure in the second to last paragraph of this section regarding the second component of the annual incentive plan awards. In future filings, please describe with greater specificity how this component of the awards was determined, including disclosure of the actual results and how these results impacted the award, and providing a discussion of the "non-financial performance measures" and how they impacted the awards. Please show us what your revisions will look like.

Long-Term Equity Based Compensation, page 21

7.   In future filings, please disclose the basis for allocating compensation to each different form of award. Refer to Item 402(b)(2)(iii) of Regulation S-K. Please show us what your revisions will look like.

8.   The disclosure throughout this section does not meaningfully convey the reasons why the actual amounts awarded for the various forms of compensation were appropriate under the circumstances or how the specific amounts or targets were determined. Please revise accordingly in future filings. Please show us what your revisions will look like.

Closing

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in its filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 if you have questions regarding our comments.

Very truly yours,

Pamela A. Long
Assistance Director